TRANSMISSÃO
PAULISTA

02 SEP 30 AM 10: 29

Data São Paulo, september 24, 2002

Ref/CT/F/2742/2002.

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

02055172

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

SUPPL

Gentleman/Madam:

We are enclosing a copy of Companhia de Transmissão de Energia Elétrica Paulista's Call Notice to the Shareholders, regarding the payment of interest on own capital, published on this date, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistan to the Financial Directorate and
Relations with Investors

dlw 10/3

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO
PAULISTA

Companhia de Transmissão de Energia Elétrica Paulista

Open Capital Company – CNPJ 02.998.611/0001-04

Notice to the Shareholders

We inform the Shareholders that the Board of Directors, in a meeting held on 09/23/2002, deliberated on the payment of interest on own capital, in the amount of R$ 32,000,000.00, corresponding to R$ 0.000214355 per share, as provided for in article 32, § 2 of the Bylaws and § 7 of article 9 of Law No. 9249/95, observing that:

1. The date for the financial availability of the respective amounts of interest to the shareholders shall be 11/22/2002;
2. The Shareholders stated in the share position ascertained on 10/03/2002 shall be entitled to the interest on the own capital, being the shares negotiated as from 10/04/2002 in the Stock Exchanges considered "ex-interest on own capital";
3. The book credit shall be made on 09/30/2002, and the income tax collection shall be made according to the legislation in effect, except for the legal entities exempted, through the remittance of a certified copy of the Delivery Receipt of The Income Tax Exemption Statement - Legal Entity until 10/03/2002 to Companhia de Transmissão de Energia Elétrica Paulista, at Rua Bela Cintra, 847, 6° andar, CEP 01415-903;
4. In the lack of the Delivery Receipt of Income Tax Exemption Statement - Legal Entity, the following documents shall be considered for analysis and concession, since they are jointly presented:
   a) Official Letter sent by competent court, addressed to Companhia de Transmissão de Energia Elétrica Paulista, determining the non-collection of income tax in this particular case;
   b) Object Certificate and condition of the legal suit in which the Official Letter has been sent;
   c) Statement signed by the legal representative of the petitioner, stating the information regarding its constitution and its adjustment to the benefit, under the penalties of law, being also responsible for the prompt indemnification to Companhia de Transmissão de Energia Elétrica Paulista, of any collections that it is obliged to make due to the non-collection of the income tax, with the respective additions and penalties.
5. The receipt of the gross amount of interest on own capital shall be assured to the shareholders who are exempted from the income tax collection, as provided for in the legislation.

São Paulo, September 24, 2002

Sandra Piccardi
Chief Financial Officer and Investors Relation Director